UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ECOPETROL S.A. ANNOUNCES DEPARTURE ON THE VICE-PRESIDENCY OF REFINING AND INDUSTRIAL PROCESSES

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP), hereby announces the departure of Mr. Pedro Rosales Navarro from his position as Vice-President of Refining and Industrial Processes.

The Company is grateful for and acknowledges Mr. Rosales Navarro’s personal qualities and contributions made throughout the 25 years he dedicated to Ecopetrol, first as Vice-President of Transportation, then as Executive Vice-President of Downstream and finally as Vice-President of Refining and Industrial Processes.

Mr. Orlando Díaz Montoya, engineer and current manager of the Refinería de Barrancabermeja, will be temporarily in charge of the Vice-Presidency of Refining and Industrial Processes until the conclusion of the recruitment process to select Mr. Rosales Navarro’s replacement.

As a result of the foregoing, Mr. Rosales Navarro is no longer an alternate legal representative of Ecopetrol S.A.

Bogota, June 25 de 2015

---------------------------------------

Ecopetrol is the largest company in Colombia and is an integrated oil and gas company; it is among the top 40 oil companies in the world and among the top four oil companies in Latin America. Besides Colombia – where it generates over 60% of the national production – it has exploration and production activities in Brazil, Peru and the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia, most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil and gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, Ecopetrol’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations (a)

María Catalina Escobar Hoyos

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

e-mail: mauricio.tellez@ecopetrol.com.co

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Alberto Vargas Peñalosa
	Name:	Alberto Vargas Peñalosa
	Title:	Acting Chief Financial Officer

Date: June 25, 2015

3